Exhibit A-9
(Unaudited)

Nicor Energy Ventures Company
Consolidating Statement of Retained Earnings
For The Year Ended December 31, 2002
(Millions)

	Nicor Energy	Nicor	Nicor Energy		Adjustments
	Ventures	Enerchange	Services	Other	and
	Company	L.L.C.	Company	Subsidiaries	Eliminations	Consolidated

Balance at beginning of year	$6.6	$8.5	$(2.1)	$(5.0)	$(1.4)	$6.6
Net income (loss)	(1.2)	1.7	4.5	(7.6)	1.4	(1.2)
Dividend Declared	—	—	—	—	—	—

Balance at end of year	$5.4	$10.2	$2.4	$(12.6)	$—	$5.4

Note:	Subsidiaries combined under “Other Subsidiaries” in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.